Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three month period ended September 30, 2011

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three months ended September 30, 2011 compared to the three month period ended September 30, 2010 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached condensed consolidated interim financial statements which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) unless otherwise stated. Previously, Kimber had reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with Note 14 “First time adoption of International Financial Reporting Standards (“IFRS”)” in Kimber’s condensed consolidated interim financial statements for the quarter ended September 30, 2011. This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated November 14, 2011.

Introduction

Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

An independent updated Preliminary Economic Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011.

The condensed consolidated interim financial statements for the three months ended September 30, 2011 and 2010 are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

Kimber has not determined whether any of its properties contain mineral reserves. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $23,784,421 (June 30, 2011; $23,026,234) and incurred a net loss of $758,187 for the three months ended September 30, 2011 (September 30, 2010; $647,006). These factors may cast substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The condensed consolidated interim financial statements for the three months ended September 30, 2011 and 2010 do not include any adjustments to the carrying value of assets and liabilities, and changes to statements of financial position classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Three months ended September 30, 2011

Kimber’s net loss and comprehensive loss for the three months ended September 30, 2011 was $758,187 or $0.01 per common share compared with a net loss and comprehensive loss of $647,006 or $0.01 loss per share for the three months ended September 30, 2010.

During the three months ended September 30, 2011 Kimber incurred expenditures of $3,589,327 on its mineral properties which have been capitalized, $55,218 for property acquisition and tax payments and exploration and evaluation expenditures of $3,534,109. Exploration and evaluation activity during the three months ended September 30, 2011 was focused on the Monterde project.

This compares to expenditures during the three months ended September 30, 2010 of $709,727 on its mineral properties; $42,992 for property acquisition payments and exploration and evaluation expenditures of $666,735.

Exploration and evaluation expenditures on the Monterde project increased in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 due to a drilling program which started in January 2011 and resulted in drilling costs of $2,011,340 this quarter, together with related assay, geological and other costs.

A summary of mineral interests for the current and comparable period is included in the table below:

	Three months ended September 30, 2011	Three months ended September 30, 2010
Mineral interests
Property acquisition and taxes	$55,218	$42,992
Exploration and evaluation	3,534,109	666,735
Total expenditures	$3,589,327	$709,727

Exploration and evaluation, by location
Monterde	$3,534,109	$666,735
Total expenditures	$3,534,109	$666,735

Monterde expenditures included
Assays	$450,046	$22,410
Drilling	2,011,340	-
Engineering	315,063	107,963
Field Office	160,417	117,383
Geological, geophysical	216,126	235,461
Supplies	98,104	74,247
Other categories	283,013	109,271
Total Monterde expenditures	$3,534,109	$666,735

Monterde expenditures

Semi-annual concession taxes in the amount of $55,218 were paid in July for the Monterde property.

Drilling costs were $2,011,340 for the three months ended September 30, 2011 compared to $nil for the three months ended September 30, 2010. In January 2011, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. This program was initially planned at 30,000 metres but was subsequently expanded to over 40,000 metres which included over 38,000 metres of drilling targeted to expand mineral resources and the remainder planned for metallurgical and condemnation drilling.

Assay costs were $450,046 for the three months ended September 30, 2011 compared to $22,410 for the three months ended September 30, 2010. The increase in these costs is a result of the assays associated with the current year’s drill program.

Engineering costs increased for the three months ended September 30, 2011 as a result of the updated technical reports, including the updated Preliminary Economic Assessment, prepared during 2011 and filed on SEDAR on July 25, 2011 and filed on EDGAR on July 28, 2011.

Field office costs increased during the three months ended September 30, 2011 as a result of extra costs associated with the drilling program.

The cost of exploration supplies also increased as a result of increased drilling activity.

Administration costs

Salary and benefit expenses include share based compensation charges. Salary and benefit expenses were $321,655 during the three months ended September 30, 2011 compared to $308,268 for the three months ended September 30, 2010.

  Salary and benefits expenses net of share based compensation charges were $171,938 for the three months ended September 30, 2011 compared to $192,511 for the three months ended September 30, 2010. Costs were comparable for both periods due to consistent management and administrative staffing.

  Non-cash share based compensation charges were $149,717 for the three months ended September 30, 2011 compared to $115,757 for the three months ended September 30, 2010. Current period charges were higher than the comparable period because of the higher Black Scholes valuation and related amortization of options issued during February 2011.

Legal, consulting and audit costs were $167,945 for the three months ended September 30, 2011 compared to $138,806 in the comparative period. The increase in costs was largely attributable to additional consulting work relating to general advisory activities.

Investor relations and shareholder communications expenses were $52,730 for the three months ended September 30, 2011 compared to $14,047 for the three months ended September 30, 2010. The increase for the current period was attributable to an increase in activity, including the production and airing of a company video clip, increased online advertising and increased news release preparation and dissemination.

Office, insurance and miscellaneous expenses were $70,222 for the three months ended September 30, 2011 compared to $56,370 for the three months ended September 30, 2010. The main component of these costs related to business insurance. Insurance costs included in the above total were $30,227 for the three months ended September 30, 2011 compared to $34,977 for the three months ended September 30, 2010. The decrease in insurance costs was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance. The overall increase was attributable to an increase in telecommunication and internet costs.

Transfer and filing fees were $39,009 for the three months ended September 30, 2011 compared to $35,966 for the three months ended September 30, 2010. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and NYSE Amex stock exchanges. Fees for the current period are comparable to those incurred during the comparable period.

General exploration costs were $27,498 for the three months ended September 30, 2011 compared to $30,353 for the three months ended September 30, 2010. These costs include expenditures incurred on the Pericones and Setago properties during 2011 which are no longer being capitalized in addition to costs associated with investigating new projects.

Kimber recorded a loss from foreign exchange of $49,003 during the three months ended September 30, 2011 compared to a loss of $12,791 in the three months ended September 30,

2010. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results December 31, 2009 to September 30, 2011

	Q1 Sep30/11	Q4 Jun30/11	Q3 Mar31/11	Q2 Dec31/10
Interest income	$30,262	$15,883	$18,980	$3,415
Net loss and comprehensive loss	$(758,187)	$(790,470)	$(893,431)	$(636,504)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q1 Sep30/10	Q4 (1) Jun30/10	Q3 (1) Mar31/10	Q2 (1) Dec31/09
Interest income	$2,088	$1,037	$2,408	$979
Net loss and comprehensive loss	$(647,006)	$(1,998,619)	$(1,048,227)	$(541,303)
Loss per share – basic and diluted	$(0.01)	$(0.03)	$(0.02)	$(0.01)

(1)	The quarters for the periods prior to July 1, 2010 are reported in accordance with Canadian GAAP.

The loss of $1,998,619 for the quarter ended June 30, 2010 includes a charge of $1,245,170 incurred to write down Pericones expenditures previously capitalized, $74,073 for general exploration costs, and $151,107 for a share based compensation charge.

The loss of $1,048,227 for the quarter ended March 31, 2010 includes a charge of $124,363 incurred to write down Setago expenditures previously capitalized, $73,096 for general exploration costs, $303,187 for a share based compensation charge for the annual option grant which was granted during the quarter, and a foreign exchange loss of $76,078.

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (currently low-risk Canadian and U.S. government treasury bills) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At September 30, 2011, Kimber had working capital of $11,019,738 (June 30, 2011; $7,692,715). Kimber has no long-term debt or long-term obligations. The change in working capital for the three months ended September 30, 2011 is primarily the result of an increase in cash to $11,362,135 (June 30, 2011; $8,401,429) and an increase in trade and other receivables to $1,395,286 from $1,078,794. Cash increased as a result of the financing in July 2011. The increase in trade and other receivables is the result of an increased amount of Mexican value added tax (“IVA”) receivable due to higher expenditures incurred in Mexico.

Cash Flows

Kimber has generated cash inflows from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that future financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below the exercise price.

Trade and other receivables were $1,395,286 at September 30, 2011 compared to $1,078,794 at June 30, 2011. The increase was due to a greater amount of IVA (value added tax) receivable from the Government of Mexico. Receivables for IVA, which is currently charged at 16% of expenditures in Mexico, was $1,317,539 at September 30, 2011 compared to $1,009,003 as at June 30, 2011. The amount of IVA receivable has increased because of the increase in costs associated with the drilling program.

Kimber has been experiencing delay in obtaining IVA refunds. During the three months ended September 30, 2011, Kimber received refunds totalling $100,621 relating to amounts outstanding for more than one year. A further refund of $23,731 was received on October 28, 2011.

As at September 30, 2011, IVA refunds of $141,798 (June 30, 2011; $180,910) have been outstanding for more than one year. All other trade and other receivables are aged within one year. At the date of this MD&A, management believes that the full amount of the IVA is recoverable.

Prepaid expenses were $136,208 at September 30, 2011 compared to $127,508 at June 30, 2011. Prepaid expenses include amounts for annual insurance premiums, annual stock exchange listing fees and annual software licensing fees. The current amounts are comparable to the previous period.

Kimber made equipment purchases of $66,922 during the three months ended September 30, 2011 compared to $51,340 for the three months ended September 30, 2010. The main component of the current additions was for additional camp equipment in Mexico ($42,189).

Property acquisition costs of $55,218 were incurred for semi-annual concession taxes during the three months ended September 30, 2011. For the three months ended September 30, 2010 property acquisition costs totaled $42,992. Future acquisition expenditures on these concessions should be minimal as there are no further property purchase payments required.

Share capital increased cash inflows during the three months ended September 30, 2011, by an aggregate of $7,563,954, $8,096,000 was received through the issuance of 5,060,000 common shares issued by a bought deal private placement at a cost of $1.60 per share, $71,456 received from 88,601 shares issued on exercise of stock options, $6,750 received from 3,750 shares issued on the exercise of warrants, offset by share issuance costs of $609,772.

Financings

On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

During the three months ended September 30, 2011, stock options were exercised for proceeds of $71,456 (September 30, 2010; $nil) and warrants were exercised for proceeds of $6,750 (September 30, 2010; $nil).

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires on June 30, 2012. Kimber is obligated to make basic rent payments under its operating lease in the nine months ended June 30, 2012 totalling $85,163. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at October 31, 2011 Kimber had cash and Canadian government treasury bills totaling approximately $9,965,000.

Based on current cash resources, management believes that it has sufficient cash to continue operations for more than twelve months. Management reviews cash expenditures on an ongoing basis, and may be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the period.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at September 30, 2011, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and

EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

Kimber has announced results from the ongoing drilling program at Monterde in a number of news releases throughout the period.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource.

Monterde – Carotare
The Carotare zone of mineralization is located two kilometres west of the Carmen Deposit.

Monterde – Preliminary Economic Assessment
An updated Preliminary Economic Assessment prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

Kimber holds mineral rights to the Pericones property in the State of Estado de Mexico, Mexico and holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

Pericones
Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. The 100% owned Pericones property covers 11,890 hectares.

Setago
The 100% owned Setago Property, which consists of concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist,Vice President Exploration of Kimber, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction is provided. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three months ended September 30, 2011.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital Management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, share option reserve, warrant reserve and deficit. Total capital as at September 30, 2011 was $64,036,891 (June 30, 2011; $57,080,927). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

Fair value of Financial Instruments

Kimber has designated its cash and cash equivalents as loans and receivables, which are measured at fair value. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework.

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Financial Risk Exposure and Risk Management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the statement of financial position date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its trade and other receivables. IVA refunds for some periods have been received in July 2011 and August 2011.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At September 30, 2011
Trade and other payables	$1,604,766	$269,125	$1,873,891

At June 30, 2011
Trade and other payables	$1,631,757	$283,259	$1,915,016

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and evaluation and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority (2011; 87%, 2010; 50%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

Three months ended September 30,
	2011	2010
Change in Loss
United States dollars	$49,387	$69,348
Mexican pesos	$58,178	$12,064

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at September 30, 2011.

First time adoption of IFRS

Kimber adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. The financial statements for the three months ended September 30, 2011 are Kimber’s first interim financial statements prepared in accordance with IAS 34. Note 14 of the condensed consolidated interim financial statements for the three months ended September 30, 2011 includes additional details and disclosures.

Critical accounting policies and estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 3 to the condensed consolidated interim financial statements for the three months ended September 30, 2011.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, share-based compensation, impairment of mineral interests and amortization. Actual results could differ from those estimates.

Mineral Interests

Mineral interest acquisition costs, exploration, evaluation and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interest’s fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral interests. Interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber would be netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the three months ended September 30, 2011 and year ended June 30, 2011.

Internal Control Over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f) and in National Instrument 52-109 of the Canadian Securities Administrators. Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Kimber’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Kimber’s internal control over financial reporting as of September 30, 2011. In making its assessment of internal control over financial reporting, Kimber’s management used the criteria established in Internal Control an Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Kimber’s management concluded that Kimber’s internal control over financial reporting was effective as at September 30, 2011 and no material weaknesses were identified.

There has been no change in Kimber’s internal control over financial reporting during the three months ended September 30, 2011 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber, under the supervision and with the participation of Kimber’s management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), and in National Instrument 52-109 of the Canadian Securities Administrators, as of September 30, 2011.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act and under National Instrument 52-109 of the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Act and in National Instrument 52-109 of the Canadian Securities Administrators rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act and under National Instrument 52-109 of the Canadian Securities Administrators is accumulated and communicated to management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2011.

Outstanding Share Data

Kimber has one class of shares at September 30, 2011 and at November 14, 2011. At September 30, 2011 Kimber had 82,337,437 shares issued and 92,611,562 outstanding on a fully diluted basis. At November 14, 2011 Kimber had 82,434,937 shares issued and 92,611,562 outstanding on a fully diluted basis.

Kimber has a stock option plan and at September 30, 2011 there were 5,201,325 options to purchase shares outstanding. Of the 5,201,325 options to purchase shares granted to employees, directors and consultants, options to purchase 4,372,158 shares had vested.

Kimber had 5,072,800 warrants to purchase shares outstanding as at September 30, 2011. Out of this total 4,528,750 warrants with an exercise price of $1.80 expire on December 23, 2012 and 544,050 warrants with an exercise price of $1.40 expire on December 23, 2012.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to the financial statements and in the Form 20-F.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete, but not exhaustive, list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F (our Annual Information Form), along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of mineral resources is based on estimates and is subject to great uncertainty.

  The current events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.